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                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K


                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934



                         FOR THE MONTH OF SEPTEMBER 2004


                        (Commission File No. 33-84952-02)


                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)


                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)



             (Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.)


                             Form 20-F X    Form 40-F
                                      ---


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes     No X
                                              ---



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                                   [WHARF LOGO]


                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  STOCK CODE: 4


                             APPOINTMENT OF DIRECTOR



The Wharf (Holdings) Limited announces that Mr. Paul Mo Po Chan has been appointed as an independent non-executive director of the Company effective from 30th September, 2004.


The Wharf (Holdings) Limited (the "Company"; together with its subsidiaries, the "Group") is pleased to announce that Mr. Paul Mo Po Chan has been appointed as an independent non-executive director of the Company effective from 30th September, 2004.

Mr. Paul Mo Po Chan, aged 49, is the managing partner of Paul Chan & Partners, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed Proview International Holdings Limited, Kinetena International Biotech Pharma Limited, China Resources Cement Holdings Limited and Kingmaker Footwear Holdings Limited. Mr. Chan was also appointed independent non-executive director of Ruili Holdings Limited (formerly known as Welback Holdings Limited) on 4th December, 1998 but resigned with effect from 23rd October, 2001.

Mr. Chan is a graduate of The Chinese University of Hong Kong where he obtained both his bachelor's and master's degrees in Business Administration. He is a Practising Certified Public Accountant in Hong Kong and a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the Society of Chinese Accountants and Auditors, the Institute of Chartered Secretaries & Administrators, the Taxation Institute of Hong Kong, the Hong Kong Institute of Company Secretaries, and a member of the Macau Society of Certified Practising Accountants.

Mr. Chan has over 27 years' experience in accounting and finance field and is currently the vice president of the HKICPA. He had been the former chairman of the Association of Chartered Certified Accountants - Hong Kong Branch from 1996 to 1997 and a former member of the World Council of the Association of Chartered Certified Accountants in the United Kingdom.










The Wharf (Holdings) Ltd. - Announcement        -1-
(30th September, 2004)
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Mr. Chan does not have any relationship with any other directors or senior management or any substantial or controlling shareholders of the Company and he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in shares of the Company. He will receive from the Company a director's fee at the rate of HK$35,000 per annum with effect from 30th September, 2004. This rate of director's fee is in line with that payable by the Company to other independent non-executive directors of the Company. There exists no service contract between Mr. Chan and the Company or any of its subsidiaries, and therefore no emolument is payable to Mr. Chan by the Group apart from the abovementioned director's fee. Mr. Chan will hold office until he retires from the board of directors of the Company at the annual general meeting of the Company to be held in 2005 in accordance with the Articles of Association of the Company.


                                                For THE WHARF (HOLDINGS) LIMITED
                                                        WILSON W. S. CHAN
                                                        Company Secretary



Hong Kong, 30th September, 2004


As at the date of this announcement, the board of directors of the Company comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. David J. Lawrence, Mr. Paul Mo Po Chan, Professor Edward K. Y. Chen, Mr. Paul M.
F. Cheng, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, Mr. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y. F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.














The Wharf (Holdings) Ltd. - Announcement        -2-
(30th September, 2004)
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE WHARF (HOLDINGS) LIMITED - WHARF




Date: October 4, 2004


                                                   By:  /s/ Wilson Chan
                                                        ------------------------
                                                        Name:  Wilson Chan
                                                        Title: Company Secretary